  Exhibit 99.1

(1) Ms. Kiriaku's employment offer, finalized on October 27, 2021, includes a restricted stock grant of 7,500 shares of common stock of the Issuer under the FreedomHolding Corp. 2019 Equity Incentive Plan and pursuant to an effective registration statement on Form S-8. The grant is subject to the vesting condition of continued employment with the Issuer through the applicable vesting date, except upon the occurrence of certain events, such as death, disability, change in control of the Issuer, or termination by the Issuer not for cause. Assuming the vesting condition is satisfied, the restricted stock grant will vest as follows:

Year of Grant	2021	2022	2023	2024	2025
Number of Shares	1,500	1,500	1,500	1,500	1,500
Date of Vesting	October 27, 2023	October 27, 2023	October 27, 2024	October 27, 2025	October 27, 2026

Ms. Kiriaku has the right to vote the shares in any matter brought for a vote of the Issuer's common stock.